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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No.   1  )*
                                           -----

                  International Manufacturing Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                             Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                45985A 10 1 CLA
                       -----------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Sec 1745 (2/92)

------------------------------                          ------------------------
  CUSIP No. 45985A 10 1 CLA               13G              Page 2 of 6 Pages
------------------------------                          ------------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prudential Private Equity Investors III, L.P.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                             5.  SOLE VOTING POWER
                                    -0- shares of Class A Common Stock and
                                    -0- shares of Class B Common Stock/1/
       NUMBER OF           -----------------------------------------------------
        SHARES               6.  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY            -----------------------------------------------------
         EACH                7.  SOLE DISPOSITIVE POWER
      REPORTING                     -0- shares of Class A Common Stock and
       PERSON                       -0- shares of Class B Common Stock.
        WITH                        See footnote 1.
                           -----------------------------------------------------
                             8.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0- shares of Class A Common Stock and -0- shares of Class B Common Stock. See footnote 1.
--------------------------------------------------------------------------------
 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [_]
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

-----------------------
   /1/ On December 30, 1998, the Issuer merged with and into a wholly-owned subsidiary of Celestica, Inc. pursuant to which each share of the Issuer's Class A Common Stock and Class B Common Stock was exchanged for 0.40 of a Subordinated Voting Share of Celestica, Inc.

--------------------------------                       -------------------------
   CUSIP No. 45985A 10 1 CLA              13G              Page 3 of 6 Pages
--------------------------------                       -------------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cornerstone Equity Investors, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
                             5.  SOLE VOTING POWER
                                    -0- shares of Class A Common Stock and
                                    -0- shares of Class B Common Stock.
                                    See footnote 1.
       NUMBER OF           -----------------------------------------------------
        SHARES               6.  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY            -----------------------------------------------------
         EACH                7.  SOLE DISPOSITIVE POWER
      REPORTING                     -0- shares of Class A Common Stock and
       PERSON                       -0- shares of Class B Common Stock.
        WITH               -----------------------------------------------------
                             8.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0- shares of Class A Common Stock and -0- shares of Class B Common Stock. See footnote 1.
--------------------------------------------------------------------------------
 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------


SEC 1745 (2/92)

--------------------------------                       -------------------------
   CUSIP NO. 45985A 10 1 CLA                               Page 4 of 6 Pages
--------------------------------                       -------------------------


Item 1(a).      Name of Issuer:
                --------------

                   International Manufacturing Services, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                   2071 Concourse Drive
                   San Jose, CA 95131

Item 2(a).      Names of Persons Filing:
                ------------------------

                   Prudential Private Equity Investors III, L.P. and Cornerstone Equity Investors, L.L.C.
                   Prudential Private Equity Investors III, L.P. ("PPEI III") is New York limited partnership. Its sole general partner is Prudential Equity Investors, Inc., an indirect wholly-owned subsidiary of The Prudential Life Insurance Company of America.
                   Cornerstone Equity Investors, L.L.C. ("Cornerstone") is a Delaware limited liability company that advises PPEI III with respect to its ownership of stock of the Issuer. In such capacity it has the power to control the voting and disposition of the shares of Common Stock.

Item 2(b).      Address of Principal Business Office:
                -------------------------------------

                   PPEI III              8 Campus Drive
                                         4th Floor, Arbor Circle South
                                         Parsippany, NJ 07054

                   Cornerstone           717 Fifth Avenue
                                         New York, NY 10022

Item 2(c).      Citizenship:
                ------------

                   PPEI III              New York

                   Cornerstone           Delaware

Item 2(d).      Title of Class of Securities:
                -----------------------------

                   Class A Common Stock and Class B Common Stock.
                   See footnote 1.

Item 2(e).      CUSIP Number:
                -------------

                   45985A 10 1 CLA

Item 3.         If this statement is filed pursuant to Rules 13d-1(b) or
                --------------------------------------------------------
                13d-2(b), check whether the person filing is a:
                -----------------------------------------------

Item 4.         Ownership:
                ---------

                   (a) Amount Beneficially Owned
                       -0- shares of Class A Common Stock and -0- shares of Class B Common Stock. See footnote 1.

                   (b) Percent of Class
                        0%


SEC 1745 (2/92)

--------------------------------                       -------------------------
   CUSIP NO. 45985A 10 1 CLA                               Page 5 of 6 Pages
--------------------------------                       -------------------------


(c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote
                         -0- shares of Class A Common Stock and
                         -0- shares of Class B Common Stock. See footnote 1.

                (ii)  shared power to vote or to direct the vote
                         -0-

                (iii) sole power to dispose or to direct the disposition of
                         -0- shares of Class A Common Stock and
                         -0- shares of Class B Common Stock. See footnote 1.

                (iv)  shared power to dispose or to direct the disposition of
                         -0-

Item 5.         Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                   This statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Class A Common Stock and Class B Common Stock of
the Issuer.                                                             [X]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                   N/A

Item 7.         Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company:
                -------

                   N/A

Item 8.         Identification and Classification of Members of the Group:
                ---------------------------------------------------------

                   N/A

Item 9.         Notice of Dissolution of Group:
                ------------------------------

                   N/A

Item 10.        Certification:
                -------------

                   By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





SEC 1745 (2/92)

--------------------------------                       -------------------------
   CUSIP NO. 45985A 10 1 CLA                               Page 6 of 6 Pages
--------------------------------                       -------------------------




                                   SIGNATURE


                After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 11, 1999                Prudential Private Equity Investors III, L.P.

                                 By:  Prudential Equity Investors, Inc.
                                      its general partner

                                 By:  Cornerstone Equity Investors, L.L.C.
                                      as Investment Advisor

                                 By:  /s/ William E. Austin, Jr.
                                      ----------------------------
                                 Name:    William E. Austin, Jr.
                                 Title:   Chief Financial Officer


                                 Cornerstone Equity Investors, L.L.C.

                                 By:  /s/ William E. Austin, Jr.
                                      ----------------------------
                                 Name:    William E. Austin, Jr.
                                 Title:   Chief Financial Officer